Timberland Bancorp, Inc.
File No. 000-23333
Attachment to letter filed September 14, 2005

The following analysis was performed to determine if the acquisition on October 9, 2004 of seven branches and related deposits from Venture Bank ("acquisition") was considered significant under the guidelines of Regulation S-X Section 210.11-01.

Regulation S-X Section 210.11-01(b)(1) states:
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A comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that business would be a significant subsidiary pursuant to the conditions specified in 210.1-02(w), substituting 20 percent for 10 percent in each place it appears therein.

Regulation S-X Section 210.1-02(w) (substituting 20 percent for 10 percent in
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each place it appears)
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(1) The registrant and its other subsidiaries' investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

ANALYSIS: Timberland Bancorp, Inc. and its subsidiaries did not have any investments in or advances to the acquired entity at its fiscal year ended September 30, 2004. Therefore the threshold for Regulation S-X Section 210.1-02(w)(1) was not met.


(2) The registrant's and its other subsidiaries' proportionate share of the total assets of the subsidiary exceeds 20% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

ANALYSIS: Timberland Bancorp, Inc.'s total assets at September 30, 2004 were $460,419,000. The assets acquired in the acquisition totaled $88,118,000. This equates to 19.14% of the total assets as of the end of the most recently completed fiscal year. Therefore the threshold for Regulation S-X Section 210.1-02(w)(2) was not met.


(3) The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20% of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

ANALYSIS: Timberland Bancorp, Inc.'s net income from continuing operations before income taxes and extraordinary items was $8,080,000 for the fiscal year ended September 30, 2004. In order to meet the threshold for this condition, net income before taxes of $1,616,000 would need to be generated on an annual basis from the acquisition. Since the acquisition did not involve the

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purchase of loans, the only continuing historical income stream acquired was service charge and fee income that will be generated from the acquired deposit relationships. Timberland will also generate income from investing the net proceeds acquired in connection with the deposits and will incur the operational expenses of running the branch locations. Based on an analysis prepared by Timberland's consultant Keefe, Bruyette and Woods a five year pro-forma statement was prepared during the negotiations to project the net income that would result from the acquisition. Based on the pro-forma statements, the projected net income before taxes did not reach the $1,616,000 threshold in any of the five years. The highest projected net income before tax number was $987,000 in year five. Therefore the threshold for Regulation S-X Section 210.1.02(w)(3) was not met.

OVERALL CONCLUSION:  Since none of the conditions pursuant to Regulation S-X
Section 210.11-01 and Regulation S-X Section 210.1-02(w) were met, the acquisition does not meet the criteria to be considered significant.


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